UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D*
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                        Emmis Communications Corporation
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                                (Name of Issuer)

                 Class A Common Stock, Par Value $0.01 per share
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                         (Title of Class of Securities)

                                    291525103
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                                 (CUSIP Number)

                                 Mark Goldstein
                    Arnhold and S. Bleichroeder Advisers, LLC
                           1345 Avenue of the Americas
                            New York, New York 10105
                                 (212) 698-3101
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 7, 2007
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                          (Date of Event which Requires
                            Filing of This Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.      291525103            SCHEDULE 13D             PAGE 2 OF 5 PAGES
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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Arnhold and S. Bleichroeder Advisers, LLC
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            AF, OO
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                        [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                         7      SOLE VOTING POWER

                                1,434,000
                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    -0-
 OWNED BY            ---------------------------------------------------------
  EACH                   9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     1,434,000
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                -0-
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,434,000

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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.7%
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    14      TYPE OF REPORTING PERSON*

            IA
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP NO.      291525103            SCHEDULE 13D             PAGE 3 OF 5 PAGES
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The Schedule 13D filed on November 15, 2007 by Arnhold and S. Bleichroeder
Advisers, LLC (the "Reporting Person") with respect to the shares of Common Stock, par value $0.01 per share (the "Shares") of Emmis Communications Corporation (the "Issuer") is hereby amended by this Amendment No. 1. This amendment constitutes an "exit" filing with respect to the Schedule 13D.


ITEM 4        PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby supplemented as follows:


         The Reporting Person is disappointed that no actions or plans have been announced by the Board of Directors to realize for the benefit of shareholders the intrinsic value of the Issuer's assets. The Reporting Person continues to believe that the Board of Directors of the Issuer should take aggressive action to explore all options available to the Issuer to create shareholder value, including, but not limited to, a potential going private transaction with the Issuer's Chairman and CEO Jeffrey Smulyan, to the extent one is feasible in light of current industry and market conditions. The Reporting Person continuously assesses the Issuer's business, financial condition, results of operations, general economic conditions, the securities markets in general and investment opportunities, as well as the investment objectives and diversification requirements of its client accounts. Depending on these various factors, among others, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including, without limitation, selling some or all of its Shares, purchasing additional shares, or engaging in short selling of or any hedging or similar transactions with respect to the Shares and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.


ITEM 5.       INTEREST IN SECURITIES OF THE COMPANY.

Paragraphs (a), (b), (c) and (e) of the Schedule 13D are hereby amended and restated as follows:

        (a) As of the close of business on January 8, 2008, the Reporting Person is deemed to be the beneficial owner of 1,434,000 Shares, constituting approximately 4.7% of the Shares outstanding. The aggregate percentage of Shares reported herein is based upon 30,606,255 Shares outstanding, which is the total number of Shares outstanding as of January 2, 2008 as reported in the Issuer's Quarterly Report on Form 10-Q filed on January 9, 2008 for the period ended November 20, 2007.

        (b) By virtue of investment management agreements with its clients, the Reporting Person has sole voting and dispositive powers over the 1,434,000 Shares reported herein, which powers are exercised by the Principal and the Portfolio Managers.

        (c) Information concerning transactions in the Shares effected by the Reporting Person since the most recent filing on Schedule 13D is set forth in Schedule A hereto and is incorporated herein by reference. All of the transactions in Shares listed on Schedule A hereto were effected in the open market.

            (e) The Reporting Person ceased to be the beneficial owner of more than 5% of the Shares on January 9, 2008.

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CUSIP NO.      291525103            SCHEDULE 13D             PAGE 4 OF 5 PAGES
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                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 9, 2007

                                      ARNHOLD AND S. BLEICHROEDER ADVISERS, LLC

                                      By: /s/ Mark Goldstein
                                      ----------------------
                                      Name:  Mark Goldstein
                                      Title: Senior Vice President


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CUSIP NO.      291525103            SCHEDULE 13D             PAGE 5 OF 5 PAGES
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                                   SCHEDULE A

TRANSACTIONS IN THE SHARES BY THE REPORTING PERSON SINCE NOVEMBER 15, 2007

Date of Transaction    Shares Purchased (Sold)     Price Per Share ($)
-------------------    -----------------------     -------------------

    01/03/2008                 (160,000)                   3.15
    01/04/2008                 (100,000)                   2.96
    01/07/2008                 (150,000)                   2.67
    01/08/2008                 (161,400)                   2.51
    01/09/2008                 (104,600)                   2.34